SEC 1745 (3-98)
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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 02)*

XM Satellie Radio Holdings Inc. - CL A

COMMON

983759101

12-31-2006

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[ X ] Rule 13d-1(b)
[   ] Rule 13d-1(c)
[   ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.   983759101


1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

          Delaware Management Holdings  23-2693133
...................................................................

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)................................................................
(b)................................................................

3.SEC Use Only ....................................................


4.Citizenship or Place of Organization

State of Delaware
....................................................................



Number of                5. Sole Voting Power 	     41,900
Shares                   6. Shared Voting Power      00
Beneficially             7. Sole Dispositive Power   41,900
Owned by                 8. Shared Dispositive Power 00
Each Reporting
Person With


9. Aggregate Amount Beneficially Owned by Each Reporting Person 41,900

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (11)  0.01%
12. Type of Reporting Person (See Instructions)

HC



CUSIP No.   983759101


1.Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

          Delaware Management Business Trust  23-2859589
...................................................................

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)................................................................
(b)................................................................

3.SEC Use Only ....................................................


4.Citizenship or Place of Organization

State of Delaware
....................................................................



Number of                5. Sole Voting Power 	     41,900
Shares                   6. Shared Voting Power      00
Beneficially             7. Sole Dispositive Power   41,900
Owned by                 8. Shared Dispositive Power 00
Each Reporting
Person With


9. Aggregate Amount Beneficially Owned by Each Reporting Person 41,900

10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11. Percent of Class Represented by Amount in Row (11)  0.01%
12. Type of Reporting Person (See Instructions)

IA